Exhibit 1.
                                                                      ----------



                                   AT&T Corp.
                             295 North Maple Avenue
                         Basking Ridge, New Jersey 07920


                                          April 17, 2001


At Home Corporation
425 Broadway Street
Redwood City, CA 94603
Attention:  Mr. Mark O'Leary

Dear Mr. O'Leary:

            Reference is hereby made to the term sheet attached hereto as Annex A (the "Term Sheet"), which sets forth the principal terms that AT&T Corp. ("AT&T") and At Home Corporation ("At Home" and, together with AT&T, the "Parties") will, subject to provisions and conditions of this Letter of Agreement, incorporate into a definitive agreement between them (the "Agreement", which term shall include all definitive documentation that may be necessary in connection with the transactions contemplated by the Term Sheet). Pursuant to the Agreement, AT&T would assume certain functions currently performed by At Home and, in connection therewith, acquire certain At Home assets, offer employment to certain At Home personnel, and provide services to At Home.

            1. NEGOTIATION OF DEFINITIVE AGREEMENTS. (a) The Parties will commence immediately and in good faith to negotiate the Agreement, which will supersede the Term Sheet. The Agreement will contain provisions incorporating the terms set forth in the Term Sheet, together with provisions customary in the case of transactions of the type described herein and therein, and such other provisions as are reasonable and appropriate in the context of the transactions contemplated hereby and thereby or otherwise mutually agreed by the parties.

            (b) The Parties will use their best efforts to complete negotiation of the Agreement as promptly as practicable and, in any event, no later than June 16, 2001.

            (c) The Parties will execute the Agreement promptly upon completion of such negotiation. Notwithstanding the foregoing, At Home shall not be obligated to execute the Agreement upon completion of such negotiation unless the independent directors of At Home (I.E., those who are not affiliated with AT&T) determine in good faith, after considering the alternatives available to At Home, that the Agreement is in the best interest of and fair to At Home and its shareholders.

            2. EFFECTIVENESS; CONDITIONS. The transactions contemplated herein and by the Term Sheet shall be conditioned upon (a) the absence of any statute, rule, regulation, executive order, decree or injunction having been enacted, entered, promulgated or enforced by any governmental entity or judicial or regulatory authority (each, a "Governmental Authority") that has the effect of making such transactions illegal or otherwise prohibiting the consummation of such transactions materially as contemplated by the Term Sheet; (b) receipt or expiration of any other material approval or waiting period required by a Governmental Authority, if any, including if applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and
(c) completion of definitive documentation as contemplated by paragraph 1 of this Letter of Agreement.

            3. TERMINATION. (a) This Letter of Agreement may be terminated at any time by mutual written agreement of the Parties hereto.

            (b) If any of the conditions set forth in clauses (2)(a) or (b) becomes permanently incapable of being satisfied by virtue of any order, decree or ruling or other action taken by any Governmental Authority that is final and nonappealable, then either Party hereto (other than any Party whose failure to comply with its obligations hereunder shall have caused such failure to occur or who has failed to use its reasonable best efforts to cause any such order, decree or ruling to be lifted) may terminate this Letter of Agreement by sending written notice to the other Party.

            (c) This Letter of Agreement may be terminated by either Party, upon written notice to the other, if the definitive documentation contemplated by paragraph 1 has not been completed by June 16, 2001.

            (d) This Letter of Agreement will automatically terminate in the event that At Home exercises its right not to execute the Agreement pursuant to the second sentence of paragraph 1(c).

            (e) Upon any termination in accordance with this paragraph 3, this Letter Agreement (including the Term Sheet) shall be null and void and of no further force or effect without further liability to either Party, except that the provisions of this paragraph 3 and of paragraph 4 shall continue in full force and effect following the termination or expiration of this Letter of Agreement.

            4.  MISCELLANEOUS.

            (a) PUBLIC DISCLOSURES. Each Party will use its reasonable best efforts to consult with the other Party as to the content of any public disclosure of the terms of this Letter of Agreement that such first Party determines is required, and will give reasonable consideration to such other Party's suggestions prior to making such disclosure. AT&T will not discuss the arrangements contemplated by the Term Sheet with employees or contract employees of At Home except in accordance with the employee transition plan described in the Term Sheet.

            (b) EXPENSES. Except as otherwise provided herein or in the Term Sheet, or as hereafter mutually agreed by AT&T and At Home, all costs and expenses incurred in connection with this Letter of Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses. At Home shall reimburse AT&T for the salary expenses and reasonable out-of-pocket expenses actually incurred by AT&T for Hossein Eslambolchi and the other AT&T engineers and employees working with him on behalf of At Home, who are listed in Annex B hereto (which Annex may be amended or supplemented from




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


time to time by mutual agreement of the Parties). The reimbursement period for salary expenses will be from the date of this Letter of Agreement through the earlier of the date the Agreement becomes effective and the date such persons cease performing services on behalf of At Home. The reimbursement period for reasonable out-of-pocket expenses will be from the date such persons commenced work on behalf of At Home through the earlier of the date the Agreement becomes effective and the date such persons cease performing services on behalf of At Home.

            (c) NO THIRD-PARTY BENEFICIARIES. This Letter of Agreement (including the Term Sheet) shall be only for the benefit of the Parties and is not intended for the benefit of any other party.

            (d) GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, without giving effect to the conflicts of laws principles thereof.

            (e) AMENDMENT; WAIVER. This Letter of Agreement (including the
Term Sheet) may be amended at any time pursuant to a writing executed by both Parties. Either Party may (i) extend the time for the performance of any of the obligations or other acts of the other or (ii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only as against such Party and only if set forth in an instrument in writing signed by such Party.

            (f) COUNTERPARTS. This Letter of Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

            (g) NON-SOLICITATION. There will be a non-solicitation period lasting from the date of this Letter of Agreement until the earlier of the execution of the Agreement or April 30, 2003. During the non-solicitation period, (i) AT&T shall not hire or solicit any employee or contract employee of At Home involved in the negotiations or implementation of the outsourcing arrangement contemplated by this Letter of Agreement or encourage any such employee or contract employee to leave such employment and (ii) At Home shall not hire or solicit any employee or contract employee of AT&T involved in the negotiations or implementation of the outsourcing arrangement contemplated by this Letter of Agreement or encourage any such employee or contract employee to leave such employment. Notwithstanding the foregoing, either Party may engage in general solicitations of employment not specifically targeted at any of the other Party's employees or contract employees, and either Party may hire former employees or contract employees of the other Party who have left employment with the other Party without any prohibited solicitation or encouragement by such first Party.

            (h) NOTICES. Except as otherwise provided in this Letter of Agreement or the Term Sheet, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered personally or by courier, when received by facsimile transmission if promptly confirmed by telephone, or three days after being deposited in the U.S. mail (registered or certified mail, postage prepaid, return receipt requested), as follows:




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


      If to AT&T:

            AT&T Corp.
            295 North Maple Avenue
            Basking Ridge, New Jersey  07920
            Attention:  Marilyn J. Wasser
                        Secretary and Vice President - Law
            Fax:  (908) 221-6618

            with a copy to:

            Wachtell, Lipton, Rosen & Katz
            51 West 52nd Street
            New York, New York  10019
            Attention:  Steven A. Rosenblum
            Fax:  (212) 403-2000

      If to At Home:

            At Home Corporation
            425 Broadway Street
            Redwood City, California  94603
            Attention:  Megan Pierson, General Counsel
            Fax:  (650) 556-3430

            with a copy to:

            O'Melveny & Myers
            900 Marsh Road
            Menlo Park, California  94025
            Attention:  Michael P. Whalen
            Fax:  (650) 473-2601


or to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner.









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


            If the foregoing is in accordance with your understanding please indicate your agreement by signing below.

                                          Very truly yours,

                                          AT&T CORP.


                                          By:
                                             --------------------------------
                                             Name:
                                             Title




Accepted and Agreed as of the date first above written:

AT HOME CORPORATION


By:
   ---------------------------------
   Name:
   Title:









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


                                                                         ANNEX A


                                   Term Sheet



1. AT&T and At Home will enter into a long-term contract for the provision Engineering and Operations Services by AT&T to At Home, including the services described in Exhibit 1 to this Term Sheet. Engineering Services relating to network operations and capacity planning and delivery will be within scope, as will network systems engineering, architecture and operations/integration testing. Engineering projects not related to network functions (such as client software development) will not be in scope. Engineering related to the development of market service descriptions will not be within scope, unless otherwise agreed. Operation and implementation of the market service descriptions will be within scope.

2. In addition to the services described in paragraph 1, the parties will, upon consummation of the definitive agreements (collectively, the "Agreement"), replace the IRU Capacity Agreement dated as of December 19, 1998 between At Home and AT&T (the "IRU") with a long-term lease pursuant to which At Home will obtain transport services to meet its requirements from AT&T. AT&T will pay At Home an amount (the "IRU Price") equivalent to the greater of (i) $75 million, or (ii) the fair market value of the IRU, not to exceed $85 million. At Home will make lease payments in accordance with the pricing parameters set forth in Exhibit 2 (provided however that if the price paid is greater than $75 million, the prices listed will be adjusted accordingly). In addition to the lease, At Home will obtain from AT&T services necessary to support the At Home backbone infrastructure, as well as its local transport requirements. Where At Home is under current contract with other suppliers, AT&T will assume management of those contracts on At Home's behalf, with the intention to move the transport to AT&T as soon as feasible where this does not disadvantage At Home. The lease agreement will contain the same essential terms as the IRU, and will provide that AT&T will finance capacity upgrades on commercially reasonable terms to be set forth in the lease agreement. The lease agreement will have a term of twenty (20) years, independent of the length of the outsourcing arrangement.

      In order to provide the services contemplated, AT&T, at its option, may acquire, at book value, certain assets (to be specifically identified in the definitive documentation) from At Home which enable AT&T to integrate use of those assets with AT&T assets in order to achieve efficiencies in providing service to At Home. Among the assets that are subject to transfer are At Home network assets, test lab assets and infrastructure assets (including the network operations centers in Redwood City and Toronto, Canada). In addition, AT&T shall be entitled to offer At Home personnel (to be specifically identified in the definitive documentation) associated with such functions employment at AT&T, and At Home will use its reasonable best efforts to facilitate and support such transfer of personnel.




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3.    Reference is made to the Service Level Plan (the "TSLP") among At Home,
      Comcast Corporation ("Comcast"), and Cox Communications ("Cox"), dated March 28, 2000. At Home shall not enter into any service level commitments with Cox or Comcast, or any person or entity, in each case that could require compliance by AT&T under the arrangements contemplated by this Term Sheet, without AT&T's consent, which consent will not be unreasonably withheld. Where AT&T does so consent, and the performance of the functions underlying the SLA have been outsourced and are within the sole control and responsibility of AT&T, the parties expectation is that AT&T's SLAs to At Home will parallel the performance metrics so agreed by At Home with third parties, provided however, that the parties also agree that the financial consequences attached to those SLAs will not be parallel, and that AT&T's maximum annual liability will be as set forth in paragraph 9. At Home represents that as of the date of the Letter of Agreement, it has not entered into any SLAs with Cox, Comcast, or any person or entity, in each case that could require compliance by AT&T under the arrangements contemplated by this Term Sheet. AT&T shall not be responsible to At Home's customers, and shall only be responsible to At Home to the extent agreed to in the definitive agreements between them.

4. AT&T agrees that it will not integrate network assets of At Home with those of AT&T unless it is able to maintain a mutually agreed standard for logical separation of At Home's traffic. However, At Home acknowledges that the price savings offered by AT&T in Exhibit 2 are based on AT&T's ability to integrate network assets of At Home with those of AT&T to gain efficiencies. Therefore, if AT&T is unable to integrate network assets while maintaining the agreed-upon standard for logical separation of At Home's traffic, the parties agree that the pricing for the services provided will be renegotiated, with the understanding that those prices will not exceed what it would cost At Home to meet the same performance standards on its own. In order to establish a baseline to measure the cost savings described above, At Home and AT&T will create a baseline unit cost metric that, beginning with projected costs as set forth in At Home's plan of record (taking into account SLAs that may be entered with Cox and Comcast and the projected volumes over the relevant contract period) approved by At Home's board of directors on or prior to the date hereof, establish what At Home's costs are, and are projected to be without AT&T's technical assistance or the projected Outsourcing arrangement, including network integration.

5. The Agreement will contain provisions relating to AT&T's operation of the network with a view to preserving At Home's current business opportunities.

6.    [Reserved]




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7.    The definitive agreements shall incorporate the following additional terms:

      a. During the term of the Agreement, AT&T will be appointed by At Home as its limited agent for obtaining and managing the tariffed or contracted telecommunication transport services, including both backbone and local transport services. At Home agrees to notify all appropriate third parties of such appointment. AT&T's obligations as agent are limited to the obtaining and management of the tariffed or contracted telecommunication transport services, including those provided by AT&T and its affiliates. It is understood that AT&T will migrate At Home to AT&T transport services as soon as feasible, provided this does not disadvantage At Home.

      b. AT&T may purchase from At Home assets that AT&T determines are necessary or appropriate to perform the services contemplated hereunder in an efficient manner, which assets will be specified in the definitive documentation. Any assets purchased will be purchased by AT&T at book value. AT&T's fees will thereupon be modified to provide for the recovery of the purchase price over the subsequent 36 months. (This shall not apply to the IRU, the pricing terms for which are set forth separately in Exhibit 2.) Such recovery of the purchase price and increase in AT&T's fees will correspond to the charges ordinarily charged by a leasing company operating at arm's length from both parties for a "sale and leaseback" of such assets using an 8% interest rate. While there is any unresolved dispute between the parties concerning the increase in AT&T's fees for the recovery of the purchase price of the assets, At Home will make the assets and any subsequent appropriate or necessary replacement assets, as reasonably determined by AT&T, available to AT&T at no charge.

      c. At Home will provide to AT&T, at no charge to AT&T, the use of all assets owned or leased by At Home that are required to perform the Services unless and until such assets may be acquired by or assigned to AT&T, as specifically to be identified in the definitive documentation. At Home will be responsible, at its expense, to obtain any necessary consents, licenses, sublicenses or approvals as are necessary to allow AT&T to use such assets to provide the services. At Home will retain all expenses incidental to ownership of such assets, including but not limited to depreciation, taxes and insurance expenses, until such assets are acquired by or assigned to AT&T.

      d. At Home will assign to AT&T, at no charge to AT&T, all necessary or appropriate third-party licenses and agreements currently used by At Home in the operations, maintenance and management of At Home's telecommunications networks, as set forth in the definitive documentation. At Home will be responsible for obtaining the consents of third parties and for paying any assignment fee, transfer fee or other costs in connection with the assignment of such licenses and agreements to AT&T.

      e. AT&T and At Home will work together to develop a mutually agreeable employee transition plan. AT&T will allow At Home to provide input on the packages to be offered to At Home employees to be moved to AT&T; provided that the ultimate terms shall be in AT&T's sole discretion. The plan will also specify the timing and conditions as to when and how employees will be approached about joining AT&T. AT&T will offer employment, at AT&T's discretion, to selected At Home employees currently engaged in the management, operations and maintenance of At Home's telecommunications networks. The terms, including duration, of such employment will be agreed upon between the Parties and set forth in a separate letter agreement, or in an attachment to the definitive agreement. The definitive agreements will determine, based on the employees moving to AT&T, whether or not it is efficient for both parties for AT&T to assume any At Home leases, but any such assumption is subject to mutual agreement of the parties. At Home will make available sufficient space and associated services to house the personnel and assets assumed by AT&T. The parties will collaborate to enable AT&T to integrate those people and assets in as few locations as possible, and to enable At Home to reduce its total space requirements and reduce its real estate expense. Provided that At Home provides space and associated requirements to AT&T without charge, as described above, AT&T will meet its cost reduction targets under this agreement even if it chooses to move people or assets to its own facilities, such cost reduction targets to be calculated using both a baseline and a measurement of actual cost reductions that does not include real estate costs.

      f. At Home will be responsible for all claims of any nature by any At Home's employees or former employees related to salaries, At Home employee benefit plans, severance, termination, employment offers with AT&T, transition to employment with AT&T, or related in any manner to the definitive agreement or to such employee's employment at At Home prior to the effective date of the definitive agreement. At Home will pay all taxes, however denominated, arising by reason of AT&T's performance of the services or consummation of any transaction contemplated by the definitive agreement, except for taxes on AT&T's net income. Without limiting the foregoing, taxes payable by At Home shall include any sales, use or excise tax on the services, and all filing, recording and transfer fees arising in connection with the sale, assignment or conveyance of At Home's assets to AT&T.

      g. The term of the definitive agreement will commence on the effective date thereof and, unless earlier terminated or extended in accordance with the terms of the agreement, will expire five years thereafter. Six months prior to the expiration date, the parties will notify each other regarding their willingness to extend for an additional five
            (5) year period. If AT&T declines to extend, it will offer a transition period of one year following the scheduled expiration during which it will continue to provide services to At Home, subject to the transition plan to be agreed to as part of the definitive agreements. The Agreement will contain mutually acceptable unwind provisions, which may differ depending on the timing or cause of termination.

      h. For a reasonable period prior to the effective date and thereafter during the term, At Home will provide all reasonably necessary assistance and cooperation to AT&T in all matters relating to the agreement, including providing reasonable access to At Home's key personnel and network management records and information.

      i. The definitive agreement will include provisions governing AT&Ts rights of access to customer locations and information necessary to provide the services.

      j. AT&T will not have any interest in any proprietary specifications, designs, patents, plans, drawings, software, processes and procedures, or other technical and business information of or developed independently by At Home (the "At Home Information") disclosed to AT&T by or on behalf of At Home in connection with the Agreement. At Home will grant to AT&T a nonexclusive, nontransferable, royalty-free license (without the right to sublicense, except to affiliates) during the term to use such At Home Information, but only to perform the services under the agreement for At Home.

      k. At Home will not have any interest in any proprietary specifications, designs, patents, plans, drawings, software, processes and procedures, or other technical and business information of or developed independently by AT&T (the "AT&T Information") disclosed to At Home by or on behalf of AT&T in connection with the agreement. AT&T will grant to At Home a nonexclusive, non-transferable, royalty-free license (without the right to sublicense, except to affiliates) during the term to use such AT&T Information in connection with receipt of the services under the Agreement.

      l. Unless otherwise agreed, each party will own the intellectual property it creates in connection with any development work undertaken on behalf of At Home. The definitive agreements will also delineate with respect to the present 58 development projects currently being undertaken by At Home whether there are different arrangements that should apply, where the development is uniquely of interest to one of the parties.




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      m.    Each Party's liability to the other for its failure to perform its obligation under the agreement will be limited to direct damages actually incurred. Neither Party will be liable to the other for any indirect, consequential, incidental, special or punitive damages, including but not limited to loss of data, interest, revenue or profits (excluding AT&T's anticipated profit under the Agreement) or interruption of business, except for (1) claims involving third parties covered under the indemnity provisions of the agreement, and
            (2) injury to a person or damage to property resulting from gross negligence or willful misconduct.

8. It may be necessary for both parties to disclose to each other certain information that is marked or otherwise specifically identified as proprietary (including the At Home Information and the AT&T Information, "Information"). Any Information disclosed by the parties will continue to be the property of the disclosing party. Each party shall hold all Information provided by the other in confidence, use it only for the purpose of providing or using the services during the term of the Letter of Agreement and the definitive agreement contemplated hereby and not disclose it to others. Upon written request or upon the receiving party's determination that it no longer has a need for such Information, the receiving party shall return to the disclosing party or destroy all Information disclosed hereunder. The obligations set forth in this paragraph will survive any termination of the Letter of Agreement.

9. AT HOME'S EXCLUSIVE REMEDY FOR ANY CLAIM AGAINST AT&T SHALL BE LIMITED TO PROVEN DIRECT DAMAGES IN AN AMOUNT NOT TO EXCEED AMOUNTS PAID TO AT&T EXCLUDING THE COST OF EQUIPMENT, OR $5,000,000 PER ANNUM, WHICHEVER IS LESS. AT&T SHALL NOT BE RESPONSIBLE FOR INDIRECT, SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES OF ANY NATURE. AT&T MAKES NO WARRANTY, GUARANTEE OR REPRESENTATION, EXPRESS OR IMPLIED, RELATING TO THE PERFORMANCE OF THE SERVICE. AT&T EXPRESSLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. AT HOME'S SOLE REMEDY WITH RESPECT TO THE EQUIPMENT IS THE WARRANTY PROVIDED BY THE EQUIPMENT MANUFACTURERS TO THE END-USER OF SUCH EQUIPMENT.

      AT&T'S EXCLUSIVE REMEDY FOR ANY CLAIM AGAINST AT HOME SHALL BE LIMITED TO PROVEN DIRECT DAMAGES IN AN AMOUNT NOT TO EXCEED $5,000,000 PER ANNUM; PROVIDED THAT THE FOREGOING LIMITATION SHALL NOT APPLY TO AT HOME'S OBLIGATIONS TO AT&T FOR PAYMENTS PROVIDED FOR HEREUNDER AND IN THE DEFINITIVE AGREEMENT. AT HOME SHALL NOT BE RESPONSIBLE FOR INDIRECT, SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES OF ANY NATURE.




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10.   Any supplement, modification or waiver of any provision of this Term Sheet must be in writing and signed by an authorized representative of both parties.

11. The definitive agreement will not be assignable by either party without the prior written consent of the other, except that AT&T will have the right to assign the agreement, in whole or in part, to a present or future affiliate or successor and to assign its right to receive payments under the agreement. AT&T will be entitled to subcontract for work to be performed under the agreement. The parties intend the agreement to be binding on successors in interest. Should At Home experience a change of control: (i) the current provisions of the IRU will govern the comparable provisions of the lease; and (ii) AT&T shall have the right to terminate the outsourcing portion of the Agreement, subject to an 18 month transition period.

12. AT&T will be an independent contractor under the agreement and the transactions contemplated by this Term Sheet. Nothing in the Letter of Agreement, this Term Sheet or the definitive agreement shall be deemed to constitute either party the agent of the other.











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